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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the year ended: December 31, 2003
or
☐ Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the period from to

Commission File Number: 0-22256

MONACO COACH CORPORATION 401(K) PLAN
(Full title of the Plan)

MONACO COACH CORPORATION
(Name of issuer of the securities held pursuant to the Plan)

91320 Industrial Way
Coburg, OR 97408
(Address of principal executive office)

Monaco Coach Corporation
401(k) Plan
Index
December 31, 2003 and 2002

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-7
Supplemental Schedule
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)	8

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Monaco Coach Corporation
401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Monaco Coach Corporation 401(k) Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Portland, Oregon June 22, 2004

Monaco Coach Corporation
401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Cash and cash equivalents	$—	$615,350

Investments, at fair value
Collective trust funds	17,231,200	15,554,753
Pooled separate accounts	7,180,223	—
Registered investment companies	19,412,777	18,367,642
Common stock	23,826,172	22,026,906

Total investments	67,650,372	55,949,301

Participant loans	2,677,965	2,493,573
Receivables
Employer's contributions	678,400	747,272
Participant contributions	53	197
Accrued interest	—	778

Net assets available for benefits	$71,006,790	$59,806,471

The accompanying notes are an integral part of these financial statements.

Monaco Coach Corporation
401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$8,611,282
Interest and dividends	236,070
Participant rollover from other plans	1,394,144

10,241,496
Contributions
Participant	4,728,897
Employer	678,400

Total additions	15,648,793

Deductions
Deductions from net assets attributed to
Benefits paid to participants	4,381,061
Administrative expenses	67,413

Total deductions	4,448,474

Net increase	11,200,319
Net assets available for benefits
Beginning of year	59,806,471

End of year	$71,006,790

The accompanying notes are an integral part of these financial statements.

Monaco Coach Corporation
401(k) Plan
Notes to Financial Statements
December 31, 2003 and 2002

1. Description of Plan

  The following brief description of Monaco Coach Corporation 401(k) Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

  General

  The Plan is a defined contribution plan covering substantially all full-time employees of Monaco Coach Corporation (the "Company") who are age 18 or older. It is subject to the provisions of the Internal Revenue Code of 1986, as amended ("Code") and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

  Contributions

  Voluntary wage reduction may be elected by employees. These pre-tax reductions are contributed to the Plan by the employee and may range from 1% to 25% of the employee's pre-tax earnings, not to exceed $12,000 and $11,000 in 2003 and 2002, respectively. Participants over the age of 50 may make additional pre-tax contributions of $2,000 and $1,000 in 2003 and 2002, respectively. The Company will contribute a 25% match of participants' contributions up to the first 4% of the participants' compensation reduction, if the Company has a net profit before such contributions at year end. Participants can change their investment fund allocations daily and pre-tax reduction percentage on a monthly basis. Participants may choose to invest up to 25% of their future salary deferral contributions in the Monaco Coach Corporation Common Stock Fund. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

  Participant Rollovers from Other Plans

  Participants may rollover balances from other 401(k) plans into this Plan immediately.

  Participant Accounts

  Effective February 23, 2003, the net assets of the Plan in Key Trust Company were transferred to Principal Financial Group (the "Trustee"). Individual accounts are maintained for each participant by the Plan Trustee. Participants may designate that their contributions and account balances be invested in any combination of 21 investment alternatives or in the Company's stock. Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit, to which a participant is entitled, is the benefit that can be provided from the participant's vested account.

  Vesting

  Participants are immediately vested in their salary deferral contributions and rollover balances, as well as the employer match and any discretionary contributions.

  Participant Loans

  The Plan document contains a loan provision whereby participants can borrow 50% of the value of their vested balance, with the aggregate of any outstanding loans not to exceed $50,000. Interest on such loans is equal to 1% above the trustee's national prime rate (5% at December 31, 2003). Principal and interest is paid through weekly payroll deductions. Interest is credited to the participant's account.

  Payment of Benefits

  On termination of employment, a participant may elect to receive either a lump-sum distribution equal to the value of the participant's vested interest in his or her account or roll the balance of the account into a different plan. If the participant has a balance of greater than $5,000 in his or her account, the participant may also elect to keep the balance in the Plan. On death or retirement, a participant may elect to receive either a lump sum equal to the value of the participant's vested interest in his or her account, or annual installments according to the Plan's provisions.

2. Summary of Significant Accounting Policies

  Basis of Accounting

  The financial statements of the Plan are prepared under the accrual method of accounting.

  Use of Estimates

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from plan assets during the reporting period. On an on-going basis, the Plan evaluates its estimates, including contingencies and litigation. The Plan bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

  Risks and Uncertainties

  Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

  Investment Valuation and Income Recognition

  Participant investment elections include common stock and mutual funds of registered investment companies and certain collective trust funds. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Harley-Davidson, Inc. common stock and Monaco Coach Corporation common stock are valued at quoted market prices. Investments in collective trust funds are stated at fair value, based upon the market value of the underlying securities, as determined by the Trustee. Collective trust funds represented investments held in pooled funds. Investment purchases and sales were recorded on a trade date basis at the fair market value of the underlying investments and received the interest and dividend earnings of the underlying investments. Participant notes receivable are valued at cost, which approximates the estimated fair value as the notes receivable accrue interest at a market rate of interest plus a margin. Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

  The investment in the pooled separate account was stated at the fair value of the underlying investment funds, as determined by Principal and reported to the Company.

  The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

3. Investments

  The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2003:

Pooled separate accounts
Fidelity Contra Portfolio, 191,294 shares	$4,333,685
Collective trust funds
Principal Stable Value Fund, 1,206,530 shares	17,231,200
Registered investment companies
American Funds American Balanced R4 Fund, 380,638 shares	6,577,405
MFS Value A Fund, 293,561 shares	5,971,027
Fidelity Advisor Mid Cap T Fund, 182,453 shares	4,088,762
Common stock
Harley-Davidson Incorporated, 393,979 shares	18,725,815
Monaco Coach Corporation, 214,301 shares	5,100,537

  The following presents registered investment companies that represent 5% or more of the Plan's net assets at December 31, 2002:

Collective trust funds
MaGIC+Fund, 970,213 shares	$15,554,753
Registered investment companies
American Balanced Fund, 357,915 shares	5,161,139
Fidelity Contra Fund, 190,367 shares	3,384,037
Victory Value Stock Fund, 501,655 shares	4,825,925
Common stock
Harley-Davidson Incorporated, 418,022 shares	19,308,364

  During 2003 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,611,282 as follows:

Collective trust funds	$606,587
Pooled separate accounts	1,448,654
Registered investment companies	4,061,394
Common stock	2,494,647

$8,611,282

4. Cash and Cash Equivalents

  Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less. At times, balances during the year may exceed amounts insured by the Federal Deposit Insurance Corporation.

5. Tax Status

  On May 1, 2002, the Internal Revenue Service issued a letter of determination that the Plan met the requirements of Section 401 of the Internal Revenue Code and was, therefore, exempt from federal income taxes under provisions of Section 501(a). The Company believes the Plan continues to qualify and to operate as designed, thereby continuing to exempt the Plan from federal income taxes in accordance with the Internal Revenue Code.

6. Plan Termination

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. Participants are 100% vested in their accounts.

7. Related-Party Transactions

  Certain Plan investments are managed by Principal Financial Group after February 23, 2003. Principal Financial Group is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $48,724 for the year ended December 31, 2003.

  Certain Plan investments are shares of mutual funds managed by KeyTrust Company for all of fiscal 2002 and through February 23, 2003. KeyTrust Company was the trustee for this period as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $15,204 and $127,776 for the years ended December 31, 2003 and 2002, respectively.

Monaco Coach Corporation
401(k) Plan
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2003

		(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value
	(b) Identity of Issue, Borrower, Lessor or Similar Party
					(d) Historical Cost(1)	(e) Current Value
(a)		Shares	Rate	Maturity
	Collective trust funds
*	Principal Stable Value Fund	1,206,530	N/A	N/A		$17,231,200

	Pooled separate accounts
*	Principal Bond & Mtge Sep Acct	1,069	N/A	N/A		717,386
*	Principal Large Cap Stock Index Separate Account	32,390	N/A	N/A		1,301,511
*	Principal Lifetime Strategic Income Separate Account	3,024	N/A	N/A		35,318
*	Principal Lifetime 2010 Separate Account	3,210	N/A	N/A		37,516
*	Principal Lifetime 2020 Separate Account	17,398	N/A	N/A		203,640
*	Principal Lifetime 2030 Separate Account	19,075	N/A	N/A		218,646
*	Principal Lifetime 2040 Separate Account	2,761	N/A	N/A		31,900
*	Principal Lifetime 2050 Separate Account	214	N/A	N/A		2,367
*	Principal Mid-Cap Stock Index Separate Account	3,964	N/A	N/A		58,478
*	Principal Partners Small-Cap Value Separate Account	5,259	N/A	N/A		76,842
*	Principal Small-Cap Stock Index Separate Account	10,647	N/A	N/A		162,934
	Fidelity Contra Portfolio	191,294	N/A	N/A		4,333,685

	Total pooled separate accounts					7,180,223

	Mutual funds
	American Century Equity Income Adv Fund	23,259	N/A	N/A		180,956
	American Funds American Balanced R4 Fund	380,638	N/A	N/A		6,577,405
	MFS Value A Fund	293,561	N/A	N/A		5,971,027
	AIM Small Cap Growth A Fund	8,109	N/A	N/A		208,484
	American Funds Growth Fund R4 Fund	9,884	N/A	N/A		241,657
	Fidelity Advisor Mid Cap T Fund	182,453	N/A	N/A		4,088,762
	Fidelity Advisor Diversified International	136,503	N/A	N/A		2,144,457
	Putnam International Equity A Fund	1	N/A	N/A		29

	Total mutual funds					19,412,777

	Common stock
	Harley Davidson stock	393,979	N/A	N/A		18,725,815
	Monaco Coach Corporation	214,301	N/A	N/A		5,100,357

	Total common stock					23,826,172

	Participant loans	N/A	Various	Various		2,677,965

						$70,328,337

*
Represents a party-in-interest.

(1)
Cost information omitted for investments that are participant directed.

SIGNATURES

        The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 28, 2004	MONACO COACH CORPORATION 401(K) PLAN

	By:	/s/ P. MARTIN DALEY P. Martin Daley Vice President and Chief Financial Officer

QuickLinks

  Monaco Coach Corporation 401(k) Plan Index December 31, 2003 and 2002
Report of Independent Registered Public Accounting Firm
  Monaco Coach Corporation 401(k) Plan Statements of Net Assets Available for Benefits December 31, 2003 and 2002
  Monaco Coach Corporation 401(k) Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2003
  Monaco Coach Corporation 401(k) Plan Notes to Financial Statements December 31, 2003 and 2002
  Monaco Coach Corporation 401(k) Plan Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2003
SIGNATURES